[redacted]

08030348

AB * 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8- 12115

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carl P. Sherr & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

446 Main Street
(No. and Street)

Worcester	MA	01608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl P. Sherr (508) 791-7126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
(Name – *if individual, state last, first, middle name*)

306 Main Street, Suite 400	Worcester	MA	01608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11

OATH OR AFFIRMATION

I, Carl P. Sherr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carl P. Sherr & Co., LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl P Sherr
Signature

MANAGER
Title

Diane [signature]
Notary Public My commission Expires 3/21/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2007 AND 2006

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

We have audited the accompanying statements of financial condition of Carl P. Sherr & Co., LLC (a limited liability company) as of December 31, 2007 and 2006, and the related statements of income and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl P. Sherr & Co., LLC as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 26, 2007

CARL P. SHERR & CO., LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2007	2006
Cash	$ 28,767	$ 20,608
Deposits with clearing agent	108,546	150,958
Receivable from clearing agent	1,210	923
Other receivables	66,963	49,310
Prepaid expenses	8,382	5,534
Property and equipment, net	59,197	34,605
Total assets	$ 273,065	$ 261,938

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 24,118	$ 17,260
Members' equity	248,947	244,678
Total liabilities and members' equity	$ 273,065	$ 261,938

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2007	2006
Revenues:		
Commissions on securities transactions	$ 233,741	$ 156,476
Trading gains on securities, net	33,594	178,792
Investment advisory fees	474,954	319,156
Commissions on insurance policies and annuities	43,790	153,934
Interest, dividends and other income	163,392	65,007
Total revenues	949,471	873,365
Expenses:		
Guaranteed payments to members	156,000	156,000
Payroll	120,451	73,818
Payroll taxes	9,717	6,263
Commissions	1,031	1,512
Administrative fees	23,571	-
Transfer, clearance and brokerage fees	20,149	22,648
Equipment rental	17,227	20,612
Professional fees	29,949	31,769
Rent	24,022	24,022
Office and postage	29,765	22,839
Depreciation	14,099	17,006
Telephone	17,651	17,001
Auto expense	16,805	16,660
Travel, selling and promotion	11,317	10,124
Advertising	2,792	-
Insurance	3,244	4,013
Dues and subscriptions	1,609	1,373
Taxes and licenses	4,425	5,704
Total expenses	503,824	431,364
Net income	445,647	442,001
Members' equity - beginning	244,678	421,174
Members' distributions	(441,378)	(618,497)
Members' equity - ending	$ 248,947	$ 244,678

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2007	2006
Operating activities:		
Net income	$ 445,647	$ 442,001
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	14,099	17,006
Changes in operating assets and liabilities:		
Deposits with clearing agent	42,412	147,935
Receivable from clearing agent	(287)	2,131
Other receivables	(17,653)	19,663
Prepaid expenses	(2,848)	996
Accounts payable and accrued expenses	6,858	(8,527)
Net cash provided by operating activities	488,228	621,205
Investing activities:		
Acquisition of property and equipment	(38,691)	(11,183)
Financing activities:		
Members' distributions	(441,378)	(618,497)
Net increase (decrease) in cash	8,159	(8,475)
Cash - beginning	20,608	29,083
Cash - ending	$ 28,767	$ 20,608

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Noncash investing activity:		
Undepreciated cost of motor vehicles traded-in	$ 15,681	$ -

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

Carl P. Sherr & Co., LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) (formerly a member of the National Association of Securities Dealers (NASD) prior to its consolidation into FINRA), and various exchanges. The Company's principal sources of revenue are investment advisory fees and commissions on securities transactions for customers located primarily in Central Massachusetts. Net gains from the Company's trading in the securities markets has also been a significant source of revenue even though the Company plans to place more emphasis on servicing managed accounts and providing financial planning. An unrelated clearing agent completes the majority of the securities transactions and an unrelated asset management company provides a significant portion of the mutual fund investing services to the Company's customers.

The Company also offers life, disability and long-term care insurance and annuity products. In 2006, the Company earned commissions of approximately $137,000 on policies sold to one customer.

Organization:

The Company is organized as a limited liability company. The terms of the Company's operating agreement limit the members' liability for losses, debts and obligations to their capital contributions. The members may be liable for certain amounts previously distributed to them by the Company in the event that insufficient assets are available to pay liabilities. In addition, the Company will terminate upon the death of the managing member unless other members, owning more than 50% at that time, elect to continue the Company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities:

The Company normally closes all of its market positions at the end of every month. If any positions were held by the Company as of any reporting period, marketable securities would be stated at market value and securities not readily marketable would be stated at fair value as determined by management. The difference between cost and market (or fair value) would be included in income. At December 31, 2007 and 2006, there were no securities owned by the Company.

Income Recognition:

Profits and losses arising from the Company's securities transactions as well as commission income from customers' securities transactions and related transaction expenses are recorded on a trade date basis.

Investment advisory fees, commissions on insurance and annuity products, interest, dividends and other fees based on customers' balances in managed accounts are accrued as earned.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years.

Guaranteed Payments to Members:
Guaranteed payments to members, which are designed to represent reasonable compensation for services rendered, are accounted for as an expense rather than a distribution from members' equity.

Federal and State Income Taxes:
The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their shares of the Company's net earnings on their individual income tax returns. Therefore, no provision for income taxes is reflected in these statements.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

(3) DEPOSITS WITH CLEARING AGENT

Deposits with clearing agent are comprised of the following:

	2007	2006
Cash	$ 58,540	$ 100,952
Deposit	50,006	50,006
	$ 108,546	$ 150,958

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2007	2006
Furniture and fixtures	$ 38,312	$ 35,177
Motor vehicles	51,236	62,745
	89,548	97,922
Accumulated depreciation	(30,351)	(63,317)
	$ 59,197	$ 34,605

(5) ADVERTISING COSTS

Advertising costs are expensed as incurred.

(6) LEASES

The Company leases its office facilities and certain equipment on a month-to-month basis.

(7) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $100,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2007	2006
Aggregate indebtedness	$ 24,118	$ 17,260
Net capital	$ 181,368	$ 204,539
Ratio of aggregate indebtedness to net capital	.133 to 1	.084 to 1

(8) COMMITMENTS AND CONTINGENCIES

In the course of business, the Company executes transactions on behalf of its customers. If any of these transactions do not settle due to a customer's nonperformance, the Company may become obligated to settle. Likewise, the Company is also exposed to risk in the event that the other broker-dealers and financial institutions used to provide services to its customers do not fulfill their obligations to the Company. The Company reviews the credit worthiness of all parties and believes that any litigation that may result from customer or counterparty transactions, will not have a materially adverse effect on future operations or financial position.

The Company maintains cash balances with its clearing agent in excess of insured limits.

CARL P. SHERR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital:	
Total members' equity	$ 248,947
Less - nonallowable assets:	
Property and equipment	59,197
Other assets	8,382
	67,579
Net capital before haircuts on securities positions (tentative net capital)	181,368
Haircuts - none required	-
Net capital	$ 181,368
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 24,118
Computation of basic net capital requirement:	
Minimum net capital required	$ 100,000
Excess net capital at 1,000 percent	$ 178,956
Ratio: Aggregate indebtedness to net capital	.133 to 1

See independent auditors' report

END